Exhibit 99.1

IAMGOLD Makes Strategic Investment in Emergent Technology

TORONTO, Oct. 17, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has made a strategic investment in Emergent Technology Holdings LP ("EmTech"), a financial technology company that uses blockchain technology to track the provenance of responsibly sourced gold.

IAMGOLD joins partners that include Sprott Inc., Valcambi sa and Yamana Gold Inc., in investing in EmTech's innovative gold supply chain and digital token platform. EmTech's Responsible Gold™ supply chain application is the only blockchain solution that automates the tracking of responsibly sourced gold from origin to vault. This gold is digitized into G-Coin™ tokens, which are digital certificates of title to responsibly sourced gold. G-Coin tokens can be bought as investments, moved easily to transfer wealth or make payments, and are redeemable for physical gold.

EmTech's G-Coin tokens are the foundation for a liquid, digital gold trading market. EmTech's proprietary blockchain technology reduces the operational expenses associated with gold tracking and trading and improves the security and transparency over traditional supply chain and trading platforms.

"We are thrilled to be an early investor in Emergent Technology," said Steve Letwin, President and CEO of IAMGOLD. "Innovation is a key aspect of the industry's modernized operating model, and as miners we must begin thinking more strategically to stay sustainable and profitable in the future. By placing us at the forefront of an exciting new blockchain-based ecosystem, this investment will allow IAMGOLD to unlock new value by revolutionizing provenance and efficiency and providing greater transparency in the supply chain. EmTech also brings a unique opportunity for the gold sector to collaborate and further contribute to the improvement of socioeconomic and humanitarian conditions in jurisdictions where precious metals are mined. We look forward to working with like-minded peers for the betterment of the gold mining industry and taking control of our destiny by bringing gold into the digital age."

"We welcome IAMGOLD's support of Emergent Technology and the Responsible Gold ecosystem. Together with our partners, we are improving the integrity of the gold supply chain," said Matthew Keen, EmTech's Managing Director, Responsible Gold Trading. "Investors and fabricators are increasingly demanding ethically sourced gold from miners and refiners. Our proprietary blockchain technology supports their efforts by providing an immutable and irrefutable record of provenance and chain of custody. For the first time, ethically minded investors can trade G-Coin tokens to access gold's classic portfolio diversification attributes."

IAMGOLD's partnership with EmTech presents an exciting opportunity to drive profitability while remaining committed to the mining of responsible gold. By harnessing blockchain, IAMGOLD will be able to deliver new benefits to its stakeholders and move the gold industry forward in ground-breaking new ways.

EmTech's Responsible Gold supply chain application is operational and available for licensing. G-Coin tokens will be available for purchase later this year.

About Emergent Technology Holdings LP
Based in Santa Clara, California, Emergent Technology Holdings LP owns and operates Emergent Payments®, the Responsible Gold™ platform and G-Coin™. EmTech provides blockchain-based technology solutions that track responsibly sourced gold from mine, to refinery, to vault, and then digitizes that gold into secure G-Coin tokens for investing, sending and spending globally. EmTech operates in more than 70 high-growth markets across Asia-Pacific, Latin America, Africa and the Middle East. For more information visit www.emergenttechnology.com

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Anthony Moreau, Business Development & Innovation Manager, IAMGOLD Corporation
Tel: (416) 594-2879

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

View original content:http://www.prnewswire.com/news-releases/iamgold-makes-strategic-investment-in-emergent-technology-300733251.html

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2018/17/c6538.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 17:19e 17-OCT-18